UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

12265 El Camino Real, Suite 350

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 11, 2022, Connect Biopharma Holdings Limited (the “Company”) provided an update regarding the ongoing PRC-specific pivotal trial (CBP-201 CN002) of its lead product candidate, CBP-201, in patients with moderate-to-severe atopic dermatitis (AD) in China, a trial that was initiated in the second half of 2021. The Company enrolled 255 patients to the trial. Based on recommendation of the Center for Drug Evaluation of the National Medical Products Administration (CDE), the Company will conduct the primary efficacy analysis based on the 255 patients already enrolled, and as a result, plans to report the pivotal trial top-line results in the second half of 2022, earlier than originally expected.

The enrollment of 255 adult patients with moderate-to-severe AD for the PRC-specific trial was completed in the first half of 2022, with patients randomized in a 2-to-1 ratio to receive either CBP-201 or placebo control. Through the first 16 weeks (Stage 1 of the treatment period), patients in the CBP-201 cohort received a loading dose of 600 mg of CBP-201 to be followed by 300 mg every two weeks (Q2W). The patients in the placebo control cohort initially received a matching placebo loading dose to be followed by a matching placebo dose Q2W. From week 16 through week 52 (Stage 2 of the treatment period), patients who achieve EASI-50 response in Stage 1 of the treatment period will be equally randomized at week 16 to receive either CBP-201 300 mg Q2W or CBP-201 300 mg every four weeks (Q4W). Patients who have not achieved EASI-50 in Stage 1 of the treatment period will be assigned to receive CBP-201 300 mg Q2W in the Stage 2 treatment period.

The PRC-specific trial will evaluate the safety and efficacy of CBP-201 with the primary endpoint of IGA0,1 response rate (e.g., the proportion of patients whose IGA score is 0-1 with a decrease of IGA score by ≥2 points from baseline) at week 16 vs. placebo. Key secondary endpoints include EASI-75 response rate, EASI-90 response rate, and weekly average PP-NRS change at week 16 from baseline. CDE has recommended that the Company analyze IGA and EASI response rates as co-primary endpoints, and the Company is evaluating this recommendation. All patients will be dosed for a total of up to 52 weeks followed by an 8 week safety follow-up period.

The Company plans to disclose the data from Stage 1 of the treatment period of the PRC-specific trial, and such top-line data readout is currently expected to be available in the second half of 2022. Based on the Company’s current discussions with the CDE, the Company plans to use the results from the PRC-specific trial, if positive, together with the results from its Phase 1 and global Phase 2 CBP-201 trials, to support the filing of a New Drug Application in China.

Additionally, the Company has updated its pipeline chart, as shown below:

*

The Company’s clinical trial in China of CBP-201 in patients with AD is included as the Company intends to submit a New Drug Application in China based on the results of this trial, pending pre-NDA discussions with the Chinese Center for Drug Evaluation of the National Medical Products Administration.

**	The CD Phase 2 trial ended early due to COVID-19-related enrolment challenges.

Figure 1. Connect Biopharma’s pipeline

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 and S-8 (Registration Nos. 333-264340, 333-254524, and 333-266006, respectively) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. The information set forth in the attached exhibit shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, whether made before or after the date hereof, except as expressly provided by specific reference in such a filing.

Forward-Looking Statements

The Company cautions that statements included in this report that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “look forward,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development or regulatory milestones, and the potential of such product candidates, including to achieve any benefit or profile or any product approval. The inclusion of forward-looking statements shall not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties inherent in the Connect Biopharma business and other risks described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 11, 2022		CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
Name: Steven Chan
Title: Chief Financial Officer